



Alcan Investor Workshop

Toronto, October 3, 2006

Cynthia Carroll
President and CEO - Alcan Primary Metal




Forward Looking Statements

Statements made in the course of this presentation which describe the Company's or management's objectives, projections, estimates, expectations or predictions may be "forward-looking statements" within the meaning of securities laws. All statements that address the Company's expectations or projections about the future including statements about the Company's growth, cost reduction goals, operations reorganization plans, expenditures and financial results are forward-looking statements. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and actual actions or results could differ materially. Reference should be made to the most recent Form 10-Q for a summary of factors that could cause such differences. In addition, certain non-GAAP measures are used which are reconciled to the comparable GAAP measures herein or on the Company's website at www.alcan.com in the "Investors" section.

Agenda

- Business Context
- Operational Excellence
- Technology Leadership
- Profitable Growth Opportunities
- Summary

Primary Metal Operations

North America
Smelting: 1.9 Mt
Power: 3,583 Mw

Europe
Smelting: 1.2 Mt
Power: 529 Mw

Asia:
Smelting: 0.1 Mt
Power: 261 Mw



Africa:
Smelting: 0.05 Mt
Power: na

Australia
Smelting: 0.3 Mt
Power: na

Key Facts

- One of the two largest aluminum producers in the world with total primary metal capacity of 3.5 Mt (10% of world)
- 21 smelters on 5 continents
- 12 power facilities with total owned capacity of 4,370 Mw
- World leading market position in smelting technology

Primary Aluminum Consumption and Production Constraints

Primary Aluminum Consumption, 1995 - 2020



Consumption (Mt/y)
65
55
45
35
25
15
1995
2000
2005
2010
2015
2020
4.5%
5% CAGR
4% CAGR
3% CAGR
+34 MT
+25 MT
+18 MT
31.85



Energy: 43,000 MW



Alumina: ~50 Mt



Capital ≈ $100 Billion

Shift In Aluminum Production Centers: 1980 – 2005 – 2020

1980

(16.1 Mt)


Other
19%
Europe
22%
China
2%
exUSSR
17%
USA
30%
Australia
2%
Canada
7%
Middle East
1%

2005

(31.9 Mt)


Other
20%
Europe
14%
USA
8%
Middle East
6%
Canada
9%
China
24%
Australia
6%
exUSSR
13%

2020

(57.5 Mt)


Other
23%
Europe
8%
USA
5%
Middle East
10%
Canada
7%
Australia
4%
China
23%
exUSSR
20%

Strategic Direction

APMG is becoming the global leader in the primary aluminum industry and the supplier of choice through:

- **World class, low-cost operational excellence**
- **Market leading position with cutting-edge AP technology package and engineering solutions**
- **World-class EHS performance**
- **Sustainable value-creating solutions**





A Leader in Aluminum Production

Alcan's production has significantly increased and diversified geographically

Hot Metal Production (000kt)



1,558
2,041
2,238
2,354
3,382
3,419
2000
2001
2002
2003
2004
2005

APMG Geographic Smelting Capacity



Cameroon
1%
Oceania/Asia
10%
NA
55%
Europe
34%

EHS Performance - Safety

Safety results improving continuously

Recordable and Lost Time Injury / Illness Case Rate


Recordable Case Rate
4.00
3.00
2.00
1.00
0.00
2003
2004
2005
2006


LTII Case Rate
1.00
0.75
0.50
0.25
0.00
2003
2004
2005
2006

Key Facts

- Since 2003, 70% improvement in recordable and LTII case rate
- All sites have been certified OHSAS 18000 and ISO 14001.
- Implementation of ***EHS FIRST***.
- Initiatives on pedestrian safety and hazardous energy control reduced the severity of APMG injuries.

EHS Performance - Environment

Successfully addressing GHG emissions while increasing production



Direct Total GHG Emissions
tCO2e/t Al
9
8
7
6
5
4
3
2
1
0
1990
1995
2001
2002
2003
2004
2005
2006F

Key Facts

- Since 1990, GHG emissions rates have been reduced by more than 50%
- Significant efforts are being applied in operations and R&D to further reduce emissions

Competitive Position

Close to 90% of APMG production is based on self-generated power and long term contracts

Projected Market Power Price Evolution



$/MWh - nominal
55
50
45
40
35
30
25
20
15
10
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
China
Europe excl. Iceland
USA
Canada
Middle East

APMG Production Exposure to Power Contract



39%
11%
50%
Short/Medium Term
Long Term (5 years +)
Self-Generated

Value-Added Products

In 2006, APMG will reach new sales record for total VAP sales

Product Mix



Remelt
27%
Sheet
37%
Rod
6%
Foundry
7%
Billet
23%

Key Facts

- World's largest third party supplier of Value Added Products (VAP)
- In 2006, we expect record sales in 4 of 5 our product lines.
- Total 2006 VAP sales will exceed previous record sales
- Industry player with the best overall market knowledge.

Alcan Leadership on Cost Drivers

Moving simultaneously on all value drivers, through our current asset optimization initiatives and technological solutions, creates a sustainable business for the future



Achievement
Incremental Aluminum Production (kt)
287 kt/y
375 kt/y
1999
2000
2001
2002
2003
2004
2005
2006f
Last 8 yrs
2007
2008
2009
2010



Energy Consumption
(kWh/kg)
7.8%
2000
2001
2002
2003
2004
2005



Manpower Productivity
(MT/Empl/Year)
8%
2003
2004
2005

Continuous Improvement System

CI deployment delivering substantial value across all Primary Metal Group sectors

Cumulative Annual BGP Realized ($M)


100
90
80
70
60
50
40
30
20
10
0
Executed projects
5
27
88
2004
2005
2006

Key Facts

- CI projects
  - More than 800 projects since 2004 with US$ 88 million BGP realized and another US$ 51 million in execution
- Very good deployment progress; By end 2007 all young high potential employees would have been trained as BB
- Average annual BGP from a BB project is around US$ 0.4 million

Cell Technology Leadership

With a track record of ~6,000kt of production, Alcan's AP technology leads the global market with proven leadership in all aspect of operating cost drivers

AP Technology Global Presence



AP-18 (3,492 pots)
AP-30 (3,859 pots)
Norway:
Karmoy
UK:
Lochaber
Slovenija:
Talum
Canada:
▪Alma
▪Lauralco
▪Alouette
▪Baie-Comeau
▪Becancour
Bahrain:
Alba
India:
Nalco
France:
▪Dunkerque
▪St-Jean
Mozambique:
Mozal
Argentina:
Aluar
Australia:
▪Boyne
▪Tomago
South Africa:
Hillside

Alcan's Smelting Technology: An Unsurpassed Offer

Alcan's global leading edge smelting technology package is an unparalleled competitive advantage

Market Leadership



Daily Production (t)
1.5
2.3
2.6
4.0
AP18
AP30
AP35
AP50



AP18

Cell Length=9 m



AP50

Cell Length=18 m



3072
AP30

Cell Length=14 m

Key Facts

- Most sustainable, comprehensive and proven smelting technology, engineering and services package
- Leadership in full economic cost
- Substantially higher returns on Alcan sponsored projects
- Increased focus on potential breakthroughs related to AP30 and AP50 platforms

Growth Through Strategic Initiatives



Business Opportunity Scanning
A,B,C,D,E,F,G,H,I,J
Assessment
Kitimat, Coega, ISAL
Development
Sohar
Execution

Growth Through Strategic Initiatives Using AP Smelting Technology

All projects are in the 1st Quartile of the industry curve

Kitimat Modernization (Canada)
- State of the art facility (400 kt)
- Self generated Energy

ISAL Brownfield (Iceland)
- Europe’s largest smelter (460 kt)
- Mainly geothermal power

Alouette Brownfield (Canada)
- America’s largest smelter (554 kt)
- Completed on budget and ahead of schedule

Sohar Greenfield (Oman)
- Phase I under construction (350 kt)
- Dedicated power supply
- Potential phase II (350 kt)

Coega Greenfield (South Africa)
- 720 kt to be built consequently
- Long-term energy contract (25 years)


Expansion / Retrofit
Greenfield

Unique energy position and efficient, low cost facilities

Target: 55% of production in first quartile



World Ranking Site Corporate Operating Costs - 2005
(US$/t)
2,000
1,500
1,000
500
0
0
5,000
10,000
15,000
20,000
25,000
30,000
Cumulative Production (Kt)
Alcan
Industry Average
$1,375/t
($1,240/t)1
Alcan 1st Quartile
48%
(44%)1
Alcan 2nd Quartile
24%
(22%)1
Alcan 3rd Quartile
28%
(21%)1
Alcan 4th Quartile
0%
(13%)1

Source: CRU

1) Position in 2004

Sources of Advantage

- Significant self-generated energy assets and long-term, competitively-priced energy contracts
- World-class, low-cost smelting operations with further AOS potential
- Diversified operational position from geographic and customer standpoint
- Market leading position with AP technology combined with proven engineering expertise providing:
  - Access to attractive new smelter projects
  - Incremental profit from sales of technology licenses, equipment, and services
- Access to diverse pipeline of new project opportunities due to superior market intelligence, 'preferred company' status, and regional know-how

ALCAN